Exhibit 21

SUBSIDIARIES OF STR HOLDINGS, INC.

Subsidiary	State or other Jurisdiction of Incorporation
Specialized Technology Resources Espãna S.A.	Spain
Specialized Technology Resources, Inc.	Delaware
Specialized Technology Resources (Connecticut), LLC	Connecticut
Specialized Technology Resources (Hong Kong), Ltd.	Hong Kong
Specialized Technology Resources (Malaysia) Sdn. Bhd.	Malaysia
10 Water Street, LLC.	Connecticut
Specialized Technology Resources India Pvt., Ltd.	India
Specialized Technology Resources Solar (Suzhou) Co. Limited	China